SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             ATTORNEYS AT LAW


                                                         March 10, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attn: Jay Mumford

     Re:     EZJR, Inc.
             Registration Statement on Form 10
             Amended January 26, 2011
             File No. 000-53810


Dear Mr. Mumford:

   We have been retained as special securities counsel by EZJR, Inc. (the "Company"). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the "Staff") in its letter of comments dated February 9, 2011 (the "Comment Letter") relating to the Company's Registration Statement on Form 10 as amended on January 26, 2011. Set forth below is the Company's responses to the Staff's comments.

   The Company's responses are numbered to correspond to the Staff's comments and are filed in conjunction with Amendment No. 9 to the Form 10. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.


Business History, page 3
------------------------

1. We note your response to prior comment 1; however, it remains unclear how shares of the target existed for your shareholders to purchase if those shares ceased to exist in the merger. It is unclear how this purchase by your shareholders is consistent with the cancellation of the target shares as you describe on page 29. Please revise or advise.

Response: Pursuant to the terms of the Acquisition and Plan of Merger between the Company and the original EZJR, the Company was obligated to pay the original EZJR's sole shareholder $4,000 as merger consideration and, upon consummation of the merger, the target company merged out of existence and its shares were no longer outstanding. As the Company did not have the funds to pay the merger consideration, its two major shareholders loaned the funds to the Company and the loans were subsequently forgiven by the shareholders. We have revised the document in all relevant places to properly reflect these events.


                                    SRFF
                    61 Broadway   New York, New York 10006
                       212-930-9700  212-930-9725 Fax
                                www.srff.com

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Special Note to All Investing Shareholders, page 4
--------------------------------------------------

2. We note your revisions in response to prior comment 3; however, your disclosure merely states the intentions of the "affiliated shareholders" and does not provide the disclosure requested in the prior comment.
Specifically, you have not described in your disclosure:

  o the extent to which your affiliates typically transfer their ownership or control of their companies;

Response: The affiliates typically transfer their ownership in a company only if an opportunity comes along that benefits the shareholders of such company more than its current direction.

  o the timing of that transfer relative to when the company begins generating substantial revenue or enters into a new business;

Response: When a company begins generating revenues or enters into a new business is not relevant to the timing of the transfer of shares by the affiliates. The affiliates have no pre-planned schedule as to when they will sell their shares, as they cannot predict if there will ever be a buyer for their shares.

  o the extent to which a transfer of control provides an incentive for those who were affiliates before the transfer to sell their shares;

Response: To the extent a third party has an interest in buying a control block of shares in a company that the affiliates are investors in, the affiliates will determine on a case by case basis whether they want to sell their shares.

  o the potential material effect on the market price of the registrant's securities as a result of such sales;

Response: The affiliated shareholders generally sell their shares in one-on-one private transactions, which therefore would not have a material effect on the market price of a registrant's stock.

  o  how your affiliates profit from their involvement with such registrants;
     and

Response: The affiliates generally get involved with companies at their early stages, when the valuation for their shares are low, and they try and sell their shares at a later date when the value is higher. For example, the shares they own in many of the reporting companies they have invested in were given to them as a dividend when those companies were spun out of prior companies they have invested in on a pro rata basis with the other shareholders of the reporting companies. The affiliates would then generally sell their shares in a private transaction when a third party opportunity presented itself to them.

  o  the risk that you will be found to be subject to Rule 419.

In addition, we note your response to the final bullet point listed above. However, that bullet point requested disclosure alerting investors to the risk that subsequent transactions may be subject to Rule 419 - not that the current Exchange Act registration statement is subject to Rule 419. Therefore, we reissue the comment.

Response: It is the Company's belief that its subsequent transactions will not be subject to Rule 419 since it has a business plan and purpose, and therefore does not fall within the definition of a "blank check company" under such rule.

The disclosure in the Form 10 has been amended to reflect the responses set forth above.


Risk Factors, page 10
---------------------

3. Please tell us how you confirmed that your disclosure in response to the last sentence of prior comment 2 is now complete and current.

Response: The two major shareholders reviewed their personal records of ownership in reporting companies and confirmed that their prior response as set forth in the latest amendment to the Form 10 is complete and current.


Affiliated Companies, page 27
-----------------------------

4. We note your response to prior comment 4. Please state clearly the "Business Strategy" that was disclosed in Generic Marketing Services' original registration statement as it was declared effective.

Response: We have revised the document to state that the Business Strategy disclosed in Generic Marketing Services' original registration statement stated, "we plan to provide outsourced sales services to producers of pharmaceutical products and over-the counter products who do not have their own sales organizations."


The Company acknowledges that:

  o it is responsible for the adequacy and accuracy of the disclosures in the filing;
  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 616-4291.

                                       Very truly yours,
                                       /s/ Benjamin Reichel
                                       --------------------
                                           Benjamin Reichel

cc:  TJ Jesky

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